Wearable devices ltd.

2 Ha-Ta’asiya Street

Yokne’am Illit, 2069803 Israel

February 25, 2022

Via EDGAR

Patrick Faller

Mitchell Austin

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

Re:	Wearable Devices Ltd. (the “Company,” “we,” “our” and similar terminology)
Registration Statement on Form F-1 (File No. 333-262838)
Filed on February 18, 2022
CIK No. 0001887673

Dear Sirs:

Set forth below is information in response to comment number 21 contained in the letter to the Company dated December 21, 2021 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Draft Registration Statement on Form F-1 that was originally confidentially submitted to the Commission on November 23, 2021, as subsequently revised and publicly filed by the Company on February 18, 2022 to include a price range (the “Registration Statement”).

The Company’s discussion of its determination of the fair value of the ordinary shares underlying the valuation of the options granted is primarily contained in response to comment 5 contained in the letter to the Company dated February 1, 2022 from the Staff and that was filed together with the Registration Statement on February 18, 2022.

Below we provide additional information regarding the analysis explaining the reasons for the differences between the recent valuations of our ordinary shares leading up to the initial public offering and the estimated offering price.

Price Range

We completed the most recent and significant equity transaction in April 2021 at an implied price per share of $2.25. This equity transaction was between us and third-party new investors. Prior to that, in 2019, 2018 and 2017, we entered into convertible security agreements with an implied price per share ranging from $1.69 to $0.79.

Based on consultation with the underwriter, our prospects, prospects for the wearable computing and consumer electronics industry, the general market condition, and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies in the wearable computing and consumer electronics industry, we advise the Staff that we currently anticipate that the initial public offering price (the “IPO”) will be between $4.00 and $6.00 (the “Price Range”), resulting in a midpoint of the Price Range of $5.00 per share. The Price Range implies a pre-money valuation range for our Company of $44.5 million to $66.8 million and reflects the change in our valuation due to the events that occurred in the last year, including:

•	the progress of our research and development for the Mudra Band for Apple Watch, including major advancements in algorithm accuracy and software iOS compatibility;

Patrick Faller and Mitchell Austin

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

February 25, 2022

•	the progress of our manufacturing and operations for the Mudra Band for Apple Watch, including production of the first product batch with customer shipments commencing in the first quarter of 2022;

•	the progress of our brand and business awareness, and pre-orders of the Mudra Band product, including dozens of earned media publications in 19 languages;

•	sale of our business-to-business (B2B) development kit and collaboration with several technology leading companies, thus strengthening our business model to license our technology into other companies’ consumer products;

•	external market conditions affecting the wearable devices industry, such as increased awareness for advanced technology and remote work communication as a result of COVID-19;

•	the likelihood of achieving a liquidity event for the holders of our Ordinary Shares, such as the IPO, given prevailing market conditions; and

•	our move to the production phase of our business-to-consumer (B2C) products at the end of 2021 and early 2022.

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If you have any questions or require additional information, please call our attorneys Howard Berkenblit at (617) 338-2979 or Oded Har-Even at (212) 660-5002, of Sullivan & Worcester LLP.

Sincerely,

WEARABLE DEVICES LTD.

By:	/s/ Asher Dahan
Asher Dahan Chief Executive Officer